Filed by SatixFy Communications Ltd. / Endurance Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Endurance Acquisition Corp.
Commission File No. 001-40810
Date: July 5, 2022

SatixFy Technology Enables First 5G link through a LEO constellation

•	Significant milestone achieved by SatixFy supported by the UK Space Agency (UKSA) and the European Space Agency (ESA) using the OneWeb constellation, to successfully demonstrate a high-speed low-latency 5G-enabled link with a LEO satellite
•	The demonstration was enabled by SatixFy’s compact fully electronically steered multi-beam multi-orbit antenna terminal
•	The SatixFy terminal also demonstrated simultaneous multi-orbit communications with a LEO and GEO satellite using its multi-beam multi satellites capability
•	The demonstration validates the integration of space and ground networks using 5G links
•	5G is a potential large incremental market opportunity for SatixFy technology in the future – Northern Sky Research estimates $35 Billion in SatCom services revenue by 2030

Harwell, UK – July 5, 2022 – SatixFy Communications Ltd. (“SatixFy”), a leader in next-generation satellite communication systems based on in-house developed chipsets, today announced its critical role in enabling the first ever demonstration of a high-speed, low-latency link with a LEO satellite constellation incorporating 5G (video available here). SatixFy has partnered with OneWeb under the ESA Sunrise Partnership Project, with support from the UK Space Agency, to develop a compact electronically steered multi-beam array suitable for mobility services over both LEO and GEO satellites simultaneously. The terminal can also be integrated into 5G equipment to allow end-to-end access to a LEO constellation network via a 5G signal.

On June 28, 2022, a demonstration at the ESA/ECSAT facilities in Harwell achieved the world’s first ever 5G backhaul communications connected to a LEO satellite constellation, using a compact electronic antenna powered by SatixFy to connect to a LEO satellite constellation operated by OneWeb. The demonstration involved a super compact satellite terminal mounted on a car. The user terminal antenna performed several satellite and beam handovers, along with frequency hopping over the OneWeb LEO network at 1,200 km, while maintaining a simultaneous and continuous link with a GEO satellite at an altitude of 36,000 Km. Live 4K UHDTV video and audio streaming took place from the GEO satellite.

The new super compact user terminal will undergo further testing to unlock its full capabilities with LEO and GEO links for mobility services. Once testing and certification is completed, the user terminal will be optimized for different mobility use cases, including IFC, with a goal of providing an effective system for OneWeb commercial services for any moving platform on land, sea and air.

Simona Gat, SatixFy UK CEO said, “I’m proud of this important milestone achieved by the whole SatixFy team, who cooperated together with our partners from OneWeb and CGI, with great support from the UK Space Agency and ESA. This test further validates our products addressing two of our major target markets: electronically-steered multibeam user terminals for mobility and the use of our terminals to address the large space-enabled 5G market. It has been a pleasure to work with OneWeb to demonstrate this unique capability.”

Massimiliano Ladovaz, CTO at OneWeb said, “At OneWeb, our approach to delivering connectivity is through collaboration with world-class industry partners who share our vision of a truly connected world. We’re therefore delighted to partner with SatixFy on this UK and European Space Agency funded research program. We are working together to connect those hardest to reach with new Space-based LEO connectivity. The ground-breaking SatixFy electronically steered array antenna technology will, once in commercial production, enable mobility customers such as airlines, train operators, and coach companies to leverage the power not only of the OneWeb LEO network, but also terrestrial 5G and legacy GEO satellite networks. A hybrid, multi-beam, multi constellation solution that ensures that passengers remain connected no matter where they are – be it mid-air, mid-ocean or in the most remote corners of the world.”

Elodie Viau, ESA Telecom Director said, “This test is the first of its kind, and is a real team collaboration by ESA, OneWeb, and SatixFy UK. It connected the ESA 5G/6G Hub at the ESA/ECSAT Harwell site through OneWeb satellites, using the super flat and advanced antenna made by SatixFy UK for mobility services. Through the Sunrise Partnership Project we aim to show that 5G high quality and speed connectivity is now a reality, to the benefit of everybody, everyday and everywhere.”

Dr. Paul Brate, Chief Executive of the UK Space Agency, said “This is a world first which demonstrates the vital role that space can play in improving connectivity. SatixFy’s antenna technology, developed with UK Space Agency support, is advancing satellite communications, enabling new markets in collaboration with companies like OneWeb. The results of this trial will help transform how satellite and terrestrial networks interact, accelerating the development of technologies such as connected vehicles and autonomous cars. It is a great example of why we’re supporting ESA’s state-of-the-art 5G/6G hub in Harwell, which will create new commercial opportunities and catalyze investment into the UK’s thriving space sector”

On March 8, 2022, SatixFy announced that it had entered into a definitive business combination agreement with Endurance Acquisition Corp. (NASDAQ: EDNC), a publicly-traded special purpose acquisition company (SPAC) formed by an affiliate of Antarctica Capital, an international private equity firm. Upon closing of the transaction, SatixFy’s shares are expected to trade on the Nasdaq stock exchange under the ticker symbol “SATX.”

About SatixFy

SatixFy develops end-to-end next-generation satellite communications systems, including satellite payloads, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs and RFICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications, satellite-enabled Internet-of-Things, machine-to-machine devices, and consumer user terminals.

Founded in 2012, SatixFy is headquartered in Rehovot, Israel with additional offices in the US, UK and Bulgaria. For more information, please refer to www.SatixFy.com.

About Endurance Acquisition Corp.

Endurance Acquisition Corp. (“Endurance”) is a special purpose acquisition company formed by an affiliate of Antarctica Capital, an international private equity firm, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Endurance was founded on April 23, 2021 and is headquartered in New York, NY.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Endurance for their consideration. SatixFy intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Endurance’s shareholders in connection with Endurance’s solicitation for proxies for the vote by Endurance’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SatixFy’s and Endurance’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Endurance will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Endurance’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Endurance’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Endurance, SatixFy and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Endurance, without charge, at the SEC's website located at www.sec.gov or by directing a request to Endurance Acquisition Corp., 630 Fifth Avenue, 20th Floor, New York, NY 10111.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of SatixFy’s and Endurance’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SatixFy and Endurance. These forward-looking statements are subject to a number of risks and uncertainties, including the risk that SatixFy and its current and future collaborators are unable to successfully develop and commercialize SatixFy’s products or technologies, including the compact electronically steered multi-beam array designed for mobility services, or experience significant delays in doing so; the ability for SatixFy or its collaborators to obtain the necessary approvals and certifications for SatixFy’s products and technologies; the ability for SatixFy or its collaborators to achieve milestones under the ESA Sunrise Partnership Project; potential design flaws or performance issues in SatixFy’s products and technologies that may not be discovered or discoverable during product trials and demonstrations; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against SatixFy or Endurance, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SatixFy or Endurance or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of SatixFy as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees and the execution of the CEO transition plan; costs related to the proposed business combination; changes in applicable laws or regulations; SatixFy’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other epidemics; changes in the competitive environment affecting SatixFy or its customers, including SatixFy’s inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to SatixFy’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against SatixFy; the possibility that SatixFy or Endurance may be adversely affected by other economic, business and/or competitive factors; SatixFy's estimates of its financial performance; risks related to the fact that SatixFy is incorporated in Israel and governed by Israeli law; and those factors discussed in Endurance’s final prospectus dated September 14, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021, in each case, under the heading “Risk Factors,” and other documents of Endurance filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SatixFy nor Endurance presently know or that SatixFy and Endurance currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SatixFy’s and Endurance’s expectations, plans or forecasts of future events and views as of the date of this press release. SatixFy and Endurance anticipate that subsequent events and developments will cause SatixFy’s and Endurance’s assessments to change. However, while SatixFy and Endurance may elect to update these forward-looking statements at some point in the future, SatixFy and Endurance specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SatixFy’s and Endurance’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

Endurance, SatixFy and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Endurance’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Endurance’s shareholders in connection with the proposed business combination will be set forth in Endurance’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Endurance’s directors and executive officers in Endurance’s final prospectus dated September 14, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts

Investor Contact:

Kevin Hunt, ICR, SatixFyIR@icrinc.com

Media Contacts:

Helena Itzhak, Satixfy, Helena.itzhak@satixfy.com

Brian Ruby, ICR, SatixFyPR@icrinc.com